Filed Pursuant to Rule 433

Dated March 12, 2007

Registration Statement No. 333-139431

McDONALD’S CORPORATION

USD 400 Million 5.300% Medium-Term Notes Series I Due 2017

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	A / A2 / A (Standard & Poor’s / Moody’s / Fitch)
Trade Date:	March 12, 2007
Settlement Date:	March 15, 2007
Maturity Date:	March 15, 2017
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes, Series I
Total Principal Amount:	USD 400,000,000
Coupon:	5.300%
Issue Price:	99.770% of principal amount
Gross Spread:	0.625%
Price to Issuer:	99.145%
Yield to Maturity:	5.412%
Spread to Benchmark Treasury:	T + 78 basis points
Benchmark Treasury:	4.625% 10-year note due February 15, 2017
Benchmark Treasury Price / Yield:	100-19 / 4.550%
Coupon Payments:	Pays Semi-Annually on the 15th day of March and September, beginning September 15, 2007
Day Count:	30 / 360
Redemption Provision:	Callable at any time at a make-whole price of the greater of (a) 100% of the principal amount, or (b) discounted present value at Treasury Rate plus 15 basis points
Joint Bookrunners:	Barclays Capital Inc.
Citigroup Global Markets Inc.
CUSIP:	58013MEA8

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling McDonald’s Corporation toll-free at 1-800-228-9623; Barclays Capital Inc. by calling toll-free at 1-888-227-2275 (ext. 2663); or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.